Period Ended November 30, 2002 John Hancock Bond Trust John Hancock Investment Grade Bond Fund Series - 5 NAV per share - Class C 9.98 Dividends from net investment income Per share - Class C 0.22 John Hancock Government Income Fund Series - 9 NAV per share - Class C 9.48 Dividends from net investment income Per share - Class C 0.19 John Hancock High Yield Bond Fund Series - 10 NAV per share
- Class C 4.09 Dividends from net investment income Per share - Class C 0.23